July 2, 2015

Via Edgar

Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Wheeler Real Estate Investment Trust, Inc.
Registration Statement on Form S-4
Filed June 15, 2015
File No. 333-204957

Schedule TO-I
Filed June 15, 2015
File No. 005-88329

Dear Mr. Kluck:

On behalf of Wheeler Real Estate Investment Trust, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 26, 2015, we are writing to supply additional information and to indicate the changes that have been made in the Pre-Effective Amendment No. 1 on Form S-4 to the captioned Registration Statement (the “Registration Statement Amendment”) and Amendment No. 1 to Schedule TO-I (the “Schedule TO Amendment”) that the Issuer has filed with the Commission on the date hereof. The Issuer has provided us with all factual information contained herein. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement Amendment and Schedule TO Amendment.

Registration Statement on Form S-4

General

1.	Please provide us with a brief legal analysis explaining the basis upon which the company concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3), with respect to the Series B Preferred Stock.

The Issuer acknowledges this comment and notes that the tender offer meets the definition of a “Rule 13e-3 transaction” in that the tender offer may have a reasonable likelihood of causing the Class B Preferred Stock: (a) to become eligible for termination of registration under Rule 12g-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or (b) to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Despite meeting the technical definition of a “Rule 13e-3 transaction,” the Issuer believes that the exemption provided in Rule 13e-3(g)(2) applies to this transaction. Rule 13e-3(g)(2) provides that Rule

13e-3 does not apply to any Rule 13e-3 transaction in which unaffiliated security holders are offered to receive only an equity security; provided that the following three conditions are met:

•	Such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

•	Such equity security is registered pursuant to section 12 of the Exchange Act or reports are required to be filed by the Issuer thereof pursuant to section 15(d) of the Exchange Act; and

•	If the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

The tender offer meets all three conditions:

•	The Issuer is offering to exchange shares of its common stock, $0.01 par value per share (“Common Stock”), for shares of its Series B Preferred Stock;

•	The Common Stock to be exchanged is registered pursuant to section 12 of the Exchange Act; and

•	The Issuer’s Common Stock and Series B Preferred Stock are both listed on the Nasdaq Capital Market.

Incorporation of Certain Documents by Reference, page 130

2.	Based on the number of shares held by non-affiliates, as reported in your most recent Form 10-K, and the market price of your common stock over the most recent sixty days, it is unclear how you satisfy the requirements for incorporation by reference under General Instruction B.1. to Form S-4. As such, please provide us with your analysis as to your eligibility to incorporate by reference into the Form S-4. Refer also to General Instruction I.B.1. of Form S-3 and Compliance Disclosure and Interpretations, Securities Act Forms, Question 116.06. Alternatively, please revise the S-4 to remove the forward incorporating language in the introductory paragraph in this section and also include all of the information required by Item 14 of Form S-4. Please also see General Instruction B.2. to Form S-4.

On June 16, 2015, the Issuer filed a Current Report on Form 8-K indicating that on June 11, 2015, all of the then-outstanding shares of the Issuer’s Series C Mandatorily Convertible Cumulative Perpetual Preferred Stock, without par value per share (“Series C Preferred Stock”), converted into an aggregate of 46,500,000 shares of the Issuer’s Common Stock. The Issuer issued the Series C Preferred Stock in connection with a private placement that the Issuer completed in March 2015. In accordance with the terms of the Series C Preferred Stock, the Issuer’s common shareholders voted on and approved the conversion of the Series C Preferred Stock into Common Stock at the Issuer’s annual shareholder meeting on June 4, 2015.

As a result of the conversion of the Series C Preferred Stock, as of June 25, 2015, the Issuer had 54,419,013 shares of Common Stock outstanding, of which 1,124,624 shares were held by “affiliates” (as such term is defined under 17 CRF § 240.12b-2). Based upon a share price of $2.03 (the lowest closing price of the Common Stock in the last sixty days), the Issuer has a public float of approximately $108,187,609. As such, the Issuer believes that it meets the aggregate market value requirement of General Instruction I.B.1 of Form S-3.

Schedule TO-I

Item 10. Financial Statements

3.	We note the reference to “not applicable” under (a). Please provide your analysis as to why the information in Item 1010(a) of Regulation M-A need not be disclosed.

The Issuer acknowledges this comment and has provided the information in Item 1010(a) of Regulation M-A in Item 10 of the Schedule TO Amendment.

Exhibit (a)(5)

4.	Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please remove references to the PSLRA in all disclosure made in connection with the tender offer.

The Issuer acknowledges this comment and has amended Exhibit (a)(5) to remove references to the Private Securities Litigation Reform Act (the “PSLRA”). To the extent the revised exhibit meets Staff approval, the Issuer will reissue the exhibit in revised form. In addition, the Issuer confirms that no future statements made in connection with the tender offer will contain any reference to the PSLRA.

General

5.	Please include the information disclosed in response to Items 2 and 3 of Schedule TO in the prospectus.

In response to the Staff’s comment, the Issuer has added additional information on pages 48-49 and 90-92 of the prospectus contained in the Registration Statement Amendment to include the information disclosed in response to Items 2 and 3 of Schedule TO.

Questions and Answers About the Exchange Offer, page 4

When does the Exchange Offer expire?, page 6

6.	Disclosure indicates that shareholders may not withdraw preferred stock tendered any time after the Expiration Date. Please revise to acknowledge the withdrawal rights set forth in Exchange Act Rule 13e-4(f)(2)(ii).

In response to the Staff’s comment, the Issuer has added additional information on pages 6, 12 and 104 of the prospectus contained in the Registration Statement Amendment to acknowledge the withdrawal rights set forth in Exchange Act Rule 13e-4(f)(2)(ii).

Unaudited Pro Forma Financial Information, page 42

7.	Please also disclose the effect of the transaction on the company’s ratio of earnings to fixed charges and book value per share. See Item 1010(b)(2) and (3) of Regulation M-A.

In response to the Staff’s comment, the Issuer has added additional information on pages 42-44 and 47 of the prospectus contained in the Registration Statement Amendment.

The Exchange Offer, page 88

8.	Please describe any plans that relate to or would result in delisting the Series B Preferred Stock from the NASDAQ Capital Market. Refer to Item 1006(c)(6) of Regulation M-A.

As of the date of this filing, the Issuer does not have any plans, proposals or negotiations that relate to or would result in any class of its equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association. The Issuer notes the Staff’s comment, however, and has added material to the risk factor entitled “Shares of preferred stock that you continue to hold after the Exchange Offer are expected to become less liquid following the Exchange Offer” on page 38 of the prospectus to emphasize that to the extent a significant number of shares of Class B Preferred Stock do not remain outstanding after the Exchange Offer, the Issuer may not meet the Nasdaq continued listing standards for the Class B Preferred Stock. Nasdaq may opt to pursue delisting of the Class B Preferred Stock under such circumstances.

Consideration, page 89

9.	Please clarify, if true, that you are offering to exchange 500 shares of common stock for each share of Series A Preferred Stock tendered and 12.5 shares of common stock for each share of Series B Preferred Stock tendered.

In response to the Staff’s comment, the Issuer added additional language on pages 4 and 97 of the prospectus contained in the Registration Statement Amendment.

Conditions of Exchange Offer, page 89

10.	Disclosure indicates that failure to exercise any of the conditions at any time “will not constitute a waiver” of such condition. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Additionally, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how the company intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

The Issuer acknowledges this comment and confirms its understanding with the Staff’s position with regards to this comment.

Determination of Validity, page 93

11.	Disclosure indicates that your “interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties.” Similar disclosure is included with respect to notices of withdrawal. Please revise to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

In response to the Staff’s comment, the Issuer has revised information on pages 101 and 104 of the prospectus contained in the Registration Statement Amendment.

Description of Capital Stock, page 99

12.	We note the description of each class and series of stock of the company. Please also include an explanation of any material differences in the rights of holders of Series A Preferred Stock and holders of Series B Preferred Stock on the one hand and the rights of holders of common stock on the other hand. See Item 1004(a)(1)(x) of Regulation M-A.

In response to the Staff’s comment the Issuer has included an explanation of any material differences in the rights of holders of Series A Preferred Stock and holders of Series B Preferred Stock on the one hand and the rights of holders of Common Stock on the other hand on pages 93-95 of the prospectus contained in the Registration Statement Amendment.

Incorporation of Certain Documents, by Reference, page 130

13.	Please note that Schedule TO does not permit forward-incorporation by reference. Please confirm that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

The Issuer acknowledges this comment and confirms that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4.

To the extent you have any other questions or comments, please contact the undersigned at (804) 814-2209 or brad@haneberg.com.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.

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